FORM Holdings Corp.

780 Third Avenue, 12th Floor

New York, NY 10017

October 25, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Edwin Kim, Attorney-Advisor

Re:	FORM Holdings Corp.
Registration Statement on Form S-4
Filed on September 9, 2016 and amended on October 25, 2016
File No. 333-213566

Dear Mr. Kim:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, FORM Holdings Corp. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated to Thursday, October 27, 2016, at 5:00 p.m., EST, or as soon as thereafter practicable.

Any questions should be addressed to Kenneth R. Koch, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6768.

Thank you very much.

Very truly yours,

FORM Holdings Corp.

/s/ Andrew D. Perlman

Andrew D. Perlman

Chief Executive Officer and President